

Mail Stop 3233

December 1, 2016

Via E-mail
Paul Pittman
Chief Executive Officer
Farmland Partners Inc.
4600 S. Syracuse Street, Suite 1450
Denver, CO 80237

> **Re:** **Farmland Partners Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 16, 2016**
> **File No. 333-213925**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2016**
> **File No. 001-36405**

Dear Mr. Pittman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2016 letter.

Form S-4 Filed November 16, 2016

Unaudited Comparative Per Share Information, page 27

1. We note your response to prior comment 2. Please tell us the consideration you gave to presenting the pro forma book values per common share for FPI and AFCO based upon the amounts presented in the pro forma financial statements. Specifically, we note adjustment (g) which reflects your intention to issue 14.9 million shares and OP units.

Paul Pittman
Farmland Partners Inc.
December 1, 2016
Page 2

2.   Please update FPI's historical income (loss) from continuing operations available to common stockholders per common share, basic and diluted for the nine months ended September 30, 2016.

Opinions of AFCO's Financial Advisors, page 87

3.   We note your response to our prior comment 5. We also note your disclosure on page 95 that Citi may receive an additional fee currently estimated to be up to approximately $1 million. Please revise your disclosure to clarify whether there is a cap on the fee.

American Farmland Company

Form 10-Q for the Quarterly Period Ended September 30, 2016

Non-GAAP Financial Measures, page 57

4.   We note from your response to prior comment 8 that the $1.3 million straight-line rent adjustment included in AFCO AFFO and NOI is reflective of the actual cash rent received as opposed to the revenue recognized under GAAP. This adjustment does not appear to comply with the guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 ("C&DIs"). In future filings please revise the AFFO and NOI presentations to exclude the straight-line rent adjustment.

5.   We note your response to prior comment 9. AFCO's net asset value presentation does not appear to comply with the guidance in Question 100.04 of the C&DIs. In future filings please remove the presentation of this non-GAAP measure.

Farmland Partners Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Non-GAAP Financial Measures, page 69

6.   We note your response to prior comment 11. We are still reviewing your response and may have additional comments.

Paul Pittman
Farmland Partners Inc.
December 1, 2016
Page 3

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 5 – Real Estate, page 14

7.   We note your response to prior comment 12. Please tell us whether you entered into new leases with any of the former tenants of the prior owner and if so, tell us the extent to which the Forsythe Farms property was leased to these former tenants.

Non-GAAP Financial Measures, page 49

8.   We note your response to prior comment 13. However, Question 100.02 of the C&DIs states that "it may be necessary to recast prior measures to conform to the current presentation." In future filings please revise your calculation of AFFO and Adjusted EBITDA to remove the crop-year revenue adjustments for all periods presented to comply with the guidance in Questions 100.02 and 100.04 of the C&DI's.

   You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3466 with any other questions.

                                        Sincerely,

                                        /s/ Coy Garrison

                                        Coy Garrison
                                        Special Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Justin R. Salon
        Morrison & Foerster LLP